Exhibit 27
•	Summary of English Language Press Release Issued by Renova Media on November 6, 2006.

•	For Informational Purposes Only — to be distributed in Russian translation to selected Russian media

•	Not to be relied upon as a Russian language version of the English press release

•	Readers should refer to the full press release in English, which includes cautionary language regarding forward-looking statements contained in the press release
RENOVA MEDIA MAKES PROPOSAL FOR NEGOTIATED ACQUISITION OF
SHARES OF MOSCOW CABLECOM (NASDAQ: MOCC) NOT OWNED BY
RENOVA MEDIA
Proposed Price of $10.80 in Cash Per Common Share
Summary of Release:
•	Announcement is for a proposal made to Moscow CableCom’s Board of Directors in writing to acquire shares that Renova Media does not own.

•	Proposal offers a price of $10.80 in cash per common share of Moscow CableCom.

•	Renova Media’s proposal is subject to an agreement negotiated and approved by a special committee of independent Moscow CableCom directors, not affiliated with Renova Media, with independent financial and legal advisors.

•	Renova Media’s proposal represents an 8.1% premium over the November 3, 2006 closing price and a 12.4% premium over the one-month volume-weighted average closing price.

•	The aggregate consideration payable under the proposal for shares not owned by Renova Media would be approximately $130 million.

•	Renova Media is not interested in disposing of any of its Moscow CableCom securities in the event that the special committee does not accept Renova Media’s proposal.

•	COMCOR is not a party to Renova Media’s proposal.

•	Goldman Sachs (AO) LLC is serving as financial advisor and DLA Piper US LLP is serving as legal advisor to Renova Media.

•	Quote from Vladimir Kuznetsov, Chairman, Supervisory Board, Renova Media Enterprises Ltd.:
      “We believe that our proposal will ensure that Moscow CableCom has the flexibility and financial resources to meet the challenges presented by the increasingly competitive characteristics of its industry in the years ahead. We feel that in order for Moscow CableCom to be able to maximize its market opportunity, it needs the long-term entrepreneurial management perspective that is only possible at this time as a private company unencumbered by the constant demands of running a publicly traded entity. To maximize the return on our investment in Moscow CableCom and integrate it with our other holdings, we are willing to assume the risk of full ownership (including the potential regulatory changes being considered by the City of Moscow). Ownership of the entire equity interest in Moscow CableCom will provide us with the basis we believe is essential for providing the capital and management priorities Moscow CableCom needs in order to remain competitive, generate future revenue growth and achieve sustained profitability,” said Vladimir Kuznetsov, Chairman, Supervisory Board, Renova Media Enterprises Ltd.
Mr. Kuznetsov continued, “In the past year, we made two separate equity investments in Moscow CableCom. However, we have concluded that continuing to make incremental equity investments in the Company to finance its operations beyond our current limited commitment, without 100% ownership, is not the optimal use of our investment capital.”
For further media information please contact:
Russian Language Media:
Andrey A. Shtorkh
Renova Group, Moscow
Phone: 7 495 975 0240
English Language Media:
Stan Neve/Erin Becker
Brunswick Group, New York
Phone: + 1 212 333 3810